                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS
                       UNDER SECTION 12(b) OR (g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934



                             MGPX VENTURES, INC.
           -----------------------------------------------------
                (Name of Small Business Issuer in its charter)

           Nevada                                              95-4067606
-------------------------------                            -------------------
(State or other jurisdiction of                               (IRS Employer
incorporation or organization)                             Identification No.)


17337 Ventura Boulevard, Suite 224, Encino, California              91316
------------------------------------------------------            ----------
         (Address of principal executive offices)                 (Zip Code)

                               (818) 981-7074
                        ---------------------------
                        (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered
             None                                              None
          ---------                                         ----------

Securities to be registered under Section 12(g) of the Act:

                       Common Stock, par value $.04
                     --------------------------------
                              (Title of class)

                                  CONTENTS

PART I                                                                   PAGE
                                                                         ----
     Item 1.   Description of Business . . . . . . . . . . . . . . . . . . 3
     Item 2.   Management's Discussion and
               Analysis or Plan of Operation . . . . . . . . . . . . . . . 4
     Item 3.   Description of Property . . . . . . . . . . . . . . . . . . 5
     Item 4.   Security Ownership of Certain Beneficial
               Owners and Management . . . . . . . . . . . . . . . . . . . 6
     Item 5.   Directors, Executive Officers,
               Promoters and Control Persons . . . . . . . . . . . . . . . 7
     Item 6.   Executive Compensation. . . . . . . . . . . . . . . . . . . 9
     Item 7.   Certain Relationships and Related Transactions . . . . . . 10
     Item 8.   Description of Securities. . . . . . . . . . . . . . . . . 10

PART II

     Item 1.   Market Price of and Dividends on the Registrant's
               Common Equity and Other Shareholder Matters. . . . . . . . 12
     Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . 13
     Item 3.   Changes in and Disagreements with
               Accountants. . . . . . . . . . . . . . . . . . . . . . . . 13
     Item 4    Recent Sales of Unregistered Securities. . . . . . . . . . 13
     Item 5.   Indemnification of Directors and Officers. . . . . . . . . 14

PART F/S       Report of Independent Certified Public Accountants . . . . 15
               Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . 16
               Statements of Operations . . . . . . . . . . . . . . . . . 17
               Statements of Shareholders' Equity . . . . . . . . . . . . 18
               Statements of Cash Flows . . . . . . . . . . . . . . . . . 19
               Notes to Financial Statements. . . . . . . . . . . . . . . 20

PART III

     Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . 27
     Item 2.   Description of Exhibits. . . . . . . . . . . . . . . . . . 27

SIGNATURES      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

                                   PART I

ITEM 1.  DESCRIPTION OF BUSINESS

MGPX Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on August 7, 1986 under the name of Maple Enterprises, Inc. ("Maple"). On July 8, 1988, Maple acquired approximately 99% of the outstanding shares of Warner Technologies, Inc. ("Warner"), a privately held California corporation in exchange for shares of common stock and stock options. On September 16, 1988, Warner merged into Maple, and the name of the surviving company was changed to Warner Technologies, Inc.

While doing business under the name of Warner Technologies, Inc., the Company provided energy efficiency products and services in three principal areas:
(1) lighting retrofits, (2) electrical control systems for buildings, and (3) strategic energy planning services. These products and services were delivered to commercial, industrial, institutional and government buildings through contracts with building owners and managers, as well as directly to utilities for their customers' benefit. However, as a result of deregulation and other significant changes in the industry, the Company did not have sufficient capital resources to compete effectively within the electricity industry.

On February 16, 1998, the Company entered into an agreement (the "Agreement") to sell its operating business and substantially all of its net operating assets, effective as of December 31, 1997, to Thomas S. Hathaway and Joseph
A. Ferrari, who were then serving as the Company's President and Executive Vice President, respectively. The purchase price of $650,000 was established through arm's length negotiations between the outside members of the Company's Board of Directors (the "outside directors") and Messrs. Hathaway and Ferrari and was supported by a fairness opinion obtained by the outside directors. On March 10, 1998, the Company's shareholders voted to approve the sale and to change the name of the Company to MGPX Ventures, Inc. The sale was completed on March 31, 1998. The Company received net proceeds of $585,000 from the sale after closing costs.

Pursuant to the Agreement, the Company also purchased from Messrs. Hathaway and Ferrari for $1,000 all of the shares of common stock of the Company ("Common Stock") owned by them (183,481 shares from Mr. Hathaway and 159,396 shares from Mr. Ferrari). In addition, under the Agreement, all of their options and option rights were canceled.

As a result of the sale of its assets, the Company is now a "shell" company with minimal operations. The Company's business plan is to identify and complete an acquisition, merger or other transaction that will enhance shareholder value. See Part I, Item 2, "Management's Discussion and Analysis or Plan of Operation."

Until completing any acquisition or merger, the Company does not intend to hire any full-time employees. Its President and Chief Executive Officer serves under the terms of a consulting agreement.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION

As a "shell" company, the Company currently has no revenues from operations. The Company's operations prior to December 31, 1997 (the effective date of the sale of the Company's operating business as described in Part I, Item 1, above) are classified and reported as "discontinued operations" in the accompanying financial statements as of June 30, 1998 and for each of the two years in the period then ended.

The Company's business plan is to identify and complete an acquisition, merger or other transaction that will enhance shareholder value. The Company's Board of Directors is reviewing potential business opportunities, without limiting the scope of its review to only one or a few types of businesses or industries. Currently, the Company has no plans, agreements, arrangements or understandings, written or oral, with respect to any acquisition, merger or similar transaction. No assurances can be given as to the Company's ability to identify and complete a transaction by any given date or as to the nature of the business or profitability of the Company if a transaction is completed. A proposed transaction could be subject to significant regulatory, business, financing and other contingencies and might require shareholder and other approvals.

RESULTS OF OPERATIONS

The following is a limited discussion of the results of operations for the fiscal year ended June 30, 1998 compared to those for the fiscal year ended June 30, 1997. A comparison of the results of operations for the 1998 fiscal year are not directly comparable to results for the prior year because of the sale of substantially all of the Company's net operating assets effective December 31, 1997.

FISCAL 1998 COMPARED TO FISCAL 1997

CONTINUING OPERATIONS. During the last six months of the fiscal year ended June 30, 1998, when the Company was operating as a shell corporation, it incurred general and administrative expenses of $16,436. These expenses were mainly comprised of a consulting fee of $12,510 paid to the Company's President and Chief Executive Officer. Income for the same period totaled $7,443, and was derived mainly from interest earned on the Company's cash and cash equivalents.

Management anticipates that while the Company operates as a shell corporation, it will incur expenses of approximately $7,500 per month.

Net loss per share for the fiscal year was $.17 from discontinued operations and $.01 from continuing operations, for a total net loss of $.18 per share, as compared to net income of $.01 per share in fiscal 1997.

DISCONTINUED OPERATIONS. Effective December 31, 1997, the Company sold substantially all of its net assets used in operations to management for $650,000. Net proceeds were approximately $585,000 after closing costs. As a condition of the transaction, management agreed to the cancellation of its stock options and the sale of their common shares to the Company for $1,000, representing more than a 25% reduction in beneficial control of common shares. As a result, the Company's operations through December 31, 1997 are reported as discontinued operations. The results from discontinued operations included total revenues of approximately $2,605,000 and $3,101,000 and pre-tax net income from operations of approximately $35,000 and $90,000 for the years ended June 30, 1998 and 1997, respectively. Net income from operations for the year ended June 30, 1998 includes a nonrecurring non-cash charge of $506,872 related to providing a full allowance for the Company's net deferred tax assets. The gain on the sale of the assets to management of $207,572 was calculated by deducting the net assets sold of $312,428 from the cash received of $650,000.

LIQUIDITY

Working capital at June 30, 1998 was $559,102. The primary component of such working capital is the Company's cash and cash equivalents of $559,102, which management believes is sufficient to cover current operations for at least the next twelve months.

Depending on the success of the Company's efforts to locate a potential candidate for merger or acquisition, management believes that the Company's present working capital may need to be supplemented to support the operations of the merged or acquired company over the next 12 months. Additional working capital may be sought through additional debt or equity private placements, additional notes payable to banks or related parties (officers, directors or shareholders), or from industry-available funding sources at market rates of interest, or a combination of these. The ability to raise necessary financing will depend on many factors, including the nature and prospects of any business to be acquired and the economic and market conditions prevailing at the time financing is sought. No assurances can be given that any necessary financing can be obtained on terms favorable to the Company, or at all.

YEAR 2000 ISSUE

     The Company's business does not currently utilize any electronic processing systems and therefore is not directly at risk for having systems that will not recognize the Year 2000 ("Y2K") or treat any date after December 31, 1999 as a date during the twentieth century. However, no assurances can be given that the Company will be able to avoid all Y2K problems, especially those that might originate with third parties with whom the Company transacts business, such as financial institutions, and the Company has not undertaken any investigation to determine the Y2K readiness of such parties. In addition, the Company will be required to assess the Y2K readiness of its potential acquisition and merger candidates and can give no assurance that all potential Y2K problems of such candidates will be identified and either corrected or avoided. If the Company, an acquired business or any third party with whom the Company does business were to have a Y2K problem, the business of the Company could be disrupted and the Company's financial condition and results of operations could be materially adversely affected.

ITEM 3.  DESCRIPTION OF PROPERTY

In April 1998, the Company relocated its corporate office to 17337 Ventura Boulevard, Suite 224, Encino, CA 91316. Under the terms of a consulting agreement with the Company's President and Chief Executive Officer, Buddy Young, the office space is provided at no additional cost to the Company.

The Company anticipates that this space will be adequate for its operations through the end of fiscal 1999.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of the Company's outstanding classes of preferred stock ("Preferred Stock") and Common Stock as of October 15, 1998, by each person known by the Company to own beneficially more than 5% of each class, by each of the Company's Directors and Named Executive Officers (as defined in Part I, Item
6) and by all Directors and Executive Officers of the Company as a group. Unless otherwise indicated below, to the Company's knowledge, all persons listed below have sole voting and investment power with respect to their shares of Preferred Stock and Common Stock except to the extent that authority is shared by spouses under applicable law.


                                  Number of                               Number of
       Name and Address           Preferred Shares(2)     Percentage      Common Shares            Percentage
    of Beneficial Owner(1)        Beneficially Owned      Owned(3)        Beneficially Owned       Owned(4)
    ----------------------        ------------------      --------        ------------------       --------


 Richard and Joann Small               2,000               11.96%              24,000(5)             1.56%
 1416 Port Washington Avenue
 Ambler, PA 19002

 Mark S. Laventhal                     1,700               10.16%              20,400(6)             1.33%
 50 Rowes Wharf
 Boston, MA 02110

 Joan Gold                             1,200                7.17%              14,400(7)             .94%
 1016 Ridgedale Drive
 Beverly Hills, CA 90210

 David Wilstein                        2,000               11.96%             198,654(8)           12.95%
 2080 Century Park East
 Los Angeles, CA 90067

 J.H. Tromp Meesters                     -0-                  --              112,500               7.45%
 9430 Olympic Blvd.
 Beverly Hills, CA 90212

 Peter Schlesinger                     3,666(6)            21.92%              55,992(9)(10)        3.60%

 Buddy Young                             -0-                  --                  -0-                 --

 Gunther H. Schiff                       -0-                  --               12,500               0.83%

 Ramon Mouton                            -0-                  --                6,890               0.46%

 Thomas S. Hathaway(11)                  -0-                  --                  -0-                 --
 11859 Wilshire Blvd., #500
 Los Angeles, CA 90025

 Directors and Executive               3,666               21.92%              75,382(10)           4.85%
 Officers as a group (four
 persons)

--------------------------------

(1) Unless otherwise indicated, the address of each shareholder is 17337 Ventura Blvd., #224, Encino, CA 91316.

(2) Each share of Preferred Stock is convertible by the holder thereof into 12 shares of Common Stock. Each share of Preferred Stock is currently entitled to 36 votes. See Part I, Item 8, "Description of Securities --Preferred Stock."

(3)  Based on a total of 16,792 shares of Preferred Stock outstanding.

(4) Based on a total of 1,509,865 shares of Common Stock outstanding, plus, for each individual stockholder named, that number of shares of Common Stock (if any) which such person has a right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(5) Includes 24,000 shares of Common Stock issuable upon conversion of Preferred Stock.

(6) Includes 20,400 shares of Common Stock issuable upon conversion of Preferred Stock.

(7) Includes 14,400 shares of Common Stock issuable upon conversion of Preferred Stock.

(8) Includes 24,000 shares of Common Stock issuable upon conversion of Preferred Stock.

(9) These shares are beneficially owned indirectly through Apex Investment Fund, Ltd.

(10) Includes 43,992 shares of Common Stock issuable upon conversion of Preferred Stock.

(11) Mr. Hathaway resigned as a Director and the President of the Company as of December 31, 1997. Mr. Hathaway is included in the table as a Named Executive Officer. See Part I, Item 6.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the current Executive Officers and Directors of the Company:

Name                          Age                 Position
----                          ---                 --------
Peter Schlesinger             63                  Chairman, Chief Financial
                                                  Officer and Director

Buddy Young                   63                  President, Chief Executive
                                                  Officer, Secretary and Director

Gunther H. Schiff             71                  Director

Ramon M. Mouton               58                  Director

PETER SCHLESINGER has been a Director of the Company since December 1993. A Canadian citizen, Mr. Schlesinger attended McGill University and Columbia University, receiving a Bachelor of Commerce degree in 1962. He was a partner of a Canadian stockbrokerage firm, Annett Partners, for 10 years and manager of a Bermuda investment company, Tatra Ltd., since 1974. He was president of Halton Insurance, a Bermuda insurance company, listed on The Toronto Stock Exchange, from 1988 to 1994. For ten years he has also served as president of the Canadian Parkinson Disease Foundation.

BUDDY YOUNG has served as President, Chief Executive Officer, and a Director of the Company since March 31, 1998. During Mr. Young's career he has served in various executive capacities in the entertainment industry. From 1992 until July 1996, Mr. Young served as President and Chief Executive Officer of Bexy Communications, Inc., whose core business was the production, financing and distribution of television programming. During his tenure at Bexy the company produced and distributed a number of television programs including a two-hour special, HEARTSTOPPERS . . . HORROR AT THE MOVIES, hosted by George Hamilton, and a 26 half-hour television series entitled, FEELIN' GREAT, hosted by Dynasty's John James.

From June 1983 until December 1991, Mr. Young was President, Chief Executive Officer and a Director of Color Systems Technology, Inc., a publicly held company whose stock traded on the American Stock Exchange. Color Systems' major line of business is the use of its patented computer process for the conversion of black and white motion pictures to color.

Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young, which represented some of the industry's leading film makers.

For the past twenty-five years Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees.

GUNTHER H. SCHIFF has been a Director of the Company since April 1990. Mr. Schiff has practiced law in Los Angeles and Beverly Hills since 1954 and is presently engaged in his own private law practice in Beverly Hills. He has been a member and president of the Beverly Hills Civil Service Commission and acts as counsel to Free Arts for Abused Children and the Young Musicians Foundation.

RAY M. MOUTON has been a Director of the Company since July 1993. Since 1988, Mr. Mouton has served as President of The MANEX Group Inc., a consulting firm specializing in mid-sized companies. A seasoned executive with over 25 years of experience in general management, Mr. Mouton's consulting clients include firms in financial service, high tech, manufacturing and distribution industries. From 1978 to 1988 he was Senior Vice President of Cybertek Corporation, a software company serving the financial services industry. Previous positions held include Systems Director for Autologic from 1976-1978, Project Manager for Citicorp from 1975-1976, and General Manager for General Automation from 1970-1975. Mr. Mouton earned a B.S. Engineering degree from the University of Michigan. Mr. Mouton currently serves on the boards of STATE Environmental Management, Inc. and In A Box, Inc. Professional affiliations include The Professional Network Group, Los Angeles Venture Association and Turnaround Management Association.

Officers of the Company are elected by the Board of Directors and hold office until their successors are chosen and qualified, until their death or until they resign or have been removed from office. All corporate officers serve at the discretion of the Board of Directors. There are no family relationships between any Director or Executive Officer of the Company and any other Director or Executive Officer of the Company.

Directors of the Company hold office until the next annual stockholders meeting, until successors are elected and qualified or until their earlier resignation or removal.

ITEM 6.  EXECUTIVE COMPENSATION

     The tables and discussion below set forth information about the compensation awarded to, earned by or paid to each of the Company's Chief Executive Officers (the "Named Executive Officers") during the fiscal years ended June 30, 1998, 1997 and 1996. No Executive Officer of the Company received total annual salary and bonus in excess of $100,000 during the fiscal year ended June 30, 1998.

SUMMARY COMPENSATION TABLE

                                                                         LONG TERM
                                                                        COMPENSATION
                                                                        ------------
                                             ANNUAL COMPENSATION           SHARES
                                   FISCAL  -----------------------       UNDERLYING
     NAME AND PRINCIPAL POSITION    YEAR     SALARY        BONUS           OPTIONS
     ---------------------------   ------    ------        -----           -------
   Thomas S. Hathaway(1) . . . .    1998     $ 60,000           --              --
    President, Chief Executive      1997     $114,800      $15,356          50,000
    Officer, Secretary & Director   1996     $ 90,000           --         100,000
   Buddy Young . . . . . . . . .    1998     $ 12,510           --              --
    President, Chief Executive      1997           --           --              --
    Officer & Director              1996           --           --              --

   ------------------------

   (1) Mr. Hathaway resigned from all of his positions with the Company on March 31, 1997, at which time all of his stock options were canceled.

EMPLOYMENT AND CONSULTING AGREEMENTS

The Company currently has no employment agreements with its Executive Officers. On March 28, 1998, the Company entered into a consulting agreement with Mr. Young. Under the terms of the agreement, Mr. Young serves as the President and Chief Executive Officer and a Director of the Company and is paid a monthly fee of $4,170.

OPTION/SAR GRANTS IN FISCAL YEAR ENDED JUNE 30, 1998

The Company did not grant any options or stock appreciation rights during the most recent completed fiscal year.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

No options or stock appreciation rights were exercised during the fiscal year ended June 30, 1998, and no options or stock appreciation rights were outstanding at the end of such year. All previously outstanding options were canceled on March 31, 1998.

COMPENSATION OF DIRECTORS

Outside Directors of the Company are paid $150 for their attendance at each meeting of the Board of Directors. Directors who are also officers of the Company receive no additional compensation for their service as a Director.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 28, 1998, the Company entered into a consulting agreement with Mr. Young. Under the terms of the agreement, Mr. Young serves as the President and Chief Executive Officer and as a Director of the Company, and he is paid a monthly fee of $4,170.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's certificate of incorporation provides for the authorization of 12,375,000 shares of Common Stock, $.04 par value per share. As of October 15, 1998, 1,509,865 shares of Common Stock were issued and outstanding, all of which are fully-paid and non-assessable.

Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders, and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of the business of the Company, after payment of all liabilities and payment of preferential amounts to the holders of Preferred Stock, the shares of Common Stock are entitled to share equally in the Company's remaining assets. Pursuant to the Company's articles of incorporation, no shareholder of the Company has any preemptive rights to subscribe for securities of the Company. The Common Stock is not subject to redemption.

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. No dividends are payable to holders of Common Stock until all dividends due on Preferred Stock have been paid. See Part II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

PREFERRED STOCK

The Company's certificate of incorporation provides for the authorization of 125,000 shares of Preferred Stock, $.04 par value per share, with such rights, preferences and privileges as may be determined by the Board of Directors. Therefore, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock in one or more series, and to fix for any series the dividend rights, dissolution or liquidation preferences, redemption prices, conversion rights, voting rights, and other rights, preferences or privileges for such Preferred Stock which could adversely affect the voting power or other rights of the holders of Common Stock.

The Board of Directors has designated for issuance up to 50,000 shares of Series B Preferred Stock. As of October 15, 1998, 16,792 shares of Series B Preferred Stock were issued and outstanding, all of which were fully-paid and non-assessable. Currently, the Board of Directors has no plans or arrangements for the issuance of any additional shares of Preferred Stock. Such shares could, under certain circumstances, be issued as a method of discouraging, delaying or preventing a change in control of the Company, and the issuance of such shares could prevent holders of the Company's Common Stock from receiving a premium for their shares from a potential third-party acquiror.

Holders of Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors out of legally available funds, a cumulative 6% per annum dividend payable quarterly. Such dividends accrue and are cumulative whether or not such dividends are paid. See Part II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters." The Series B Preferred Stock is not subject to redemption.

Holders of Series B Preferred Stock have no voting rights unless the Company fails to make two consecutive quarterly dividend payments. In such event, holders of Series B Preferred Stock are entitled to vote as a class with holders of the Common Stock, with 36 votes for each share of Series B Preferred Stock they hold, and are entitled to cumulative voting for the election of directors. These rights are currently available to holders of Series B Preferred Stock because the Company has not made the required quarterly dividend payments since March 1997.

Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 12 shares of Common Stock. If any holder converts and dividends are accrued and unpaid on the date of conversion, the Company is required to pay such dividends within 60 days. Each share of Series B Preferred Stock is convertible into 12 shares of Common Stock at the option of the Company at any time after December 31, 1994 if, during any ten consecutive business day period, the closing bid price of the Common Stock is $4.00 per share or greater and all quarterly dividends prior to the date of conversion have been paid.

In the event of any liquidation, dissolution or winding up of the Company, each share of Series B Preferred Stock shall be entitled to receive from the assets of the Company a cash liquidation preference equal to the stated value per share of $30 and a further preferential amount in cash equal to all unpaid accrued cumulative dividends.

TRANSFER AGENT

The Company's transfer agent is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Second Floor, Glendale, California 91204, Contact: Mr. William Garza,
Telephone: (818) 502-1404.

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The Company's Common Stock is traded over-the-counter on the OTC Bulletin Board system under the symbol MGPV. Only a limited market exists for the trading of the Company's Common Stock.

Of the 1,509,865 shares of Common Stock outstanding at October 15, 1998, 1,046,731 are freely tradable and the remaining 463,134 shares qualify for trading pursuant to Rule 144 of the Securities and Exchange Commission. The 16,792 outstanding shares of Series B Preferred Stock are convertible by the holders thereof into a total of 201,504 shares of Common Stock, which also qualify for trading pursuant to Rule 144. The Company currently has no other securities outstanding which are convertible into or exercisable for the purchase of Common Stock.

The table below sets forth the high and low trading prices of the Company's Common Stock for each quarter shown, as provided by the Nasdaq Trading and Market Services Research Unit.

                                                   HIGH        LOW
                                                   ----        ---
     Fiscal 1997
     -----------
     Quarter ended September 30, 1996              --No Trades Reported--
     Quarter ended December 31, 1996               0.61        0.25
     Quarter ended March 31, 1997                  0.81        0.51
     Quarter ended June 30, 1997                   0.75        0.51

     Fiscal 1998
     -----------
     Quarter ended September 30, 1997              0.5625      0.20
     Quarter ended December 31, 1997               0.125       0.125
     Quarter ended March 31, 1998                  0.16        0.15
     Quarter ended June 30, 1998                   0.50        0.04

     Fiscal 1999
     -----------
     Quarter ended September 30, 1998              0.50        0.05

HOLDERS

The approximate number of holders of record of the Company's Common Stock as of June 30, 1998 was 122. The number of holders of record of the Company's Series B Preferred Stock as of June 30, 1998 was 17.

DIVIDENDS

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its Common Stock and does not anticipate that it will pay dividends in the foreseeable future. No dividends are payable to holders of Common Stock until all dividends due on Preferred Stock have been paid.

Holders of Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors out of legally available funds, a cumulative 6% per annum dividend payable quarterly. Such dividends accrue and are cumulative whether or not such dividends are paid. As of June 30, 1998, $45,339 had been accrued for dividends payable on Series B Preferred Stock.

ITEM 2.  LEGAL PROCEEDINGS

As of October 15, 1998, the Company is not a party to any material legal proceedings, and none are known to be contemplated against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Except as otherwise indicated, the Company believes that each of the transactions described in the table below was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) as a transaction not involving any public offering. In each case, the number of investors was limited, the investors were either accredited or otherwise qualified and had access to material information about the Company, and restrictions were placed on the resale of the securities sold.

Date       Title              Amount           Consideration     Recipient(s)
----       -----              ------           -------------     ------------
10/95      Options to buy     225,000          Services          Officer of
           Common Stock       options          rendered          the Company

12/95      Options to buy     11,911           Services          Employees and
           Common Stock       options          rendered          a consultant of
                                                                 the Company

6/96       Options to buy     1,527            Services          Employee of
           Common Stock       options          rendered          the Company

11/96 to   Options to buy     300,000          Services          Officers of
   1/97    Common Stock       options          rendered          the Company


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes ("NRS") provides that a corporation may indemnify any director or officer against expenses (including attorneys' fees), judgments, fines and settlements arising in connection with a legal proceeding to which such a person is a party, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Unless the person is successful upon the merits in such an action, indemnification may be awarded only after a determination is made by independent decision of the Board of Directors, by legal counsel, or by a vote of the stockholders that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and must not have been adjudged liable for negligence or misconduct.

Section 78.751 also provides that indemnification pursuant to its provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, except that indemnification (unless ordered by a court) may not be made to any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

Article V of the Company's by-laws provide that the Company shall indemnify any director or officer against expenses (including attorneys' fees), judgments, penalties, fines and settlements arising in connection with a legal proceeding to which such a person is a party to the fullest extent permitted by the laws of Nevada as they may exist from time to time.

In addition, Article Eleven of the Company's articles of incorporation provides that no director or officer of the Company shall be liable to the Company or its shareholders for damages for breach of fiduciary duty as a director or officer, except for (a) acts of omission which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes (regarding unlawful distributions to shareholders).

Under NRS Section 78.752 and Article V of the Company's by-laws, the Company may purchase and maintain insurance for directors and officers. The Company purchased a three-year policy effective February 1, 1998, which insures the Company's directors and officers against certain liabilities, including liabilities under the federal securities laws.

                                  PART F/S


             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Shareholders
MGPX Ventures, Inc.


We have audited the accompanying balance sheet of MGPX Ventures, Inc. as of June 30, 1998, and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGPX Ventures, Inc. as of June 30, 1998, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.




SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
September 4, 1998

                                                            MGPX VENTURES, INC.
                                                                  BALANCE SHEET
                                                                  JUNE 30, 1998

-------------------------------------------------------------------------------

                                        ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                        $   559,102
   Prepaid insurance                                                     16,005
                                                                    -----------
                 TOTAL CURRENT ASSETS                               $   575,107
                                                                    -----------
                                                                    -----------


                         LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                 $       900
   Preferred stock dividends payable                                     45,339
                                                                    -----------
                 Total current liabilities                               46,239
                                                                    -----------

SHAREHOLDERS' EQUITY
   Convertible Preferred stock, Series B, $0.04 par value
      $30 per share liquidation preference and certain voting rights
          125,000 shares authorized
          16,792 shares issued and outstanding                              672
   Common stock, $0.04 par value
      12,375,000 shares authorized
      1,509,865 shares issued and outstanding                            60,395
   Additional paid-in capital                                         2,168,399
   Accumulated deficit                                               (1,700,598)
                                                                    -----------
                 Total shareholders' equity                             528,868
                                                                    -----------
                    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $   575,107
                                                                    -----------
                                                                    -----------




   The accompanying notes are an integral part of these financial statements.

                                                            MGPX VENTURES, INC.
                                                       STATEMENTS OF OPERATIONS
                                                   FOR THE YEARS ENDED JUNE 30,
-------------------------------------------------------------------------------

                                                                             1998               1997
                                                                         ----------         ----------
GENERAL AND ADMINISTRATIVE EXPENSES                                      $   16,436         $        -
                                                                         ----------         ----------

LOSS FROM OPERATIONS                                                        (16,436)                 -
                                                                         ----------         ----------

OTHER INCOME
   Interest income                                                            6,443                  -
   Miscellaneous income                                                       1,000                  -
                                                                         ----------         ----------

      Total other income                                                      7,443                  -
                                                                         ----------         ----------

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR
   INCOME TAXES                                                              (8,993)                 -

PROVISION FOR INCOME TAXES                                                      800                  -
                                                                         ----------         ----------

NET LOSS FROM CONTINUING OPERATIONS                                          (9,793)                 -
                                                                         ----------         ----------

DISCONTINUED OPERATIONS
   Income from operations, net of provision for income taxes of
       $506,872 and $22,434                                                (497,044)            28,065
   Gain on disposition of operations, net of provision for income
       taxes of $0                                                          207,572                  -
                                                                         ----------         ----------

           Net income (loss) from discontinued operations                  (289,472)            28,065
                                                                         ----------         ----------

NET INCOME (loss)                                                        $ (299,265)        $   28,065
                                                                         ----------         ----------
                                                                         ----------         ----------

BASIC EARNINGS (loss) PER SHARE
   From continuing operations                                            $    (0.01)        $        -
   From discontinued operations                                               (0.17)              0.01
                                                                         ----------         ----------

      TOTAL BASIC EARNINGS (loss) PER SHARE                              $    (0.18)        $     0.01
                                                                         ----------         ----------
                                                                         ----------         ----------

WEIGHTED-AVERAGE SHARES OUTSTANDING                                       1,692,542          1,876,408
                                                                         ----------         ----------
                                                                         ----------         ----------


   The accompanying notes are an integral part of these financial statements.

                                                            MGPX VENTURES, INC.
                                             STATEMENTS OF SHAREHOLDERS' EQUITY
                                                   FOR THE YEARS ENDED JUNE 30,
-------------------------------------------------------------------------------

                         Preferred Stock                  Common Stock
                  -----------------------------   ----------------------------
                                                                                  Additional         Accumulated
                     Shares         Amount       Shares            Amount       Paid-in Capital         Deficit          Total
                  -------------  ------------   -------------   ------------   -----------------   ----------------  ------------
 Balance,
 June 30, 1996          16,792      $    672       1,877,241     $   75,090     $     2,154,704     $  (1,368,946)    $  861,520

 Retirement of
 common stock                                         (5,000)          (200)                200                                -

 Cash dividends
 payable on
 Series B
 preferred
 stock                                                                                                    (30,226)       (30,266)

 Net income                                                                                                28,065         28,065
                  -------------  ------------   -------------   ------------   -----------------   ----------------  ------------

 Balance,
 June 30, 1997          16,792           672       1,872,241         74,890           2,154,904        (1,371,107)       859,359

 Cash dividends
 payable on
 Series B
 preferred
 stock                                                                                                    (30,226)       (30,226)

 Purchase and
 cancellation
 of common
 stock in
 connection
 with the sale
 of operations                                      (362,376)       (14,495)             13,495                           (1,000)

 Net loss                                                                                                (299,265)      (299,265)
                  -------------  ------------   -------------   ------------   -----------------   ----------------  ------------
 Balance,
 June 30, 1998          16,792   $       672       1,509,865      $  60,395    $      2,168,399    $   (1,700,598)    $  528,868
                  -------------  ------------   -------------   ------------   -----------------   ----------------  ------------
                  -------------  ------------   -------------   ------------   -----------------   ----------------  ------------


   The accompanying notes are an integral part of these financial statements.

                                                            MGPX VENTURES, INC.
                                                       STATEMENTS OF CASH FLOWS
                                                   FOR THE YEARS ENDED JUNE 30,
-------------------------------------------------------------------------------

                                                            1998         1997
                                                        ----------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss from continuing operations                  $   (9,793)    $       -
   Increase (decrease) in
      Accounts payable                                         900             -
      Preferred stock dividend payable                           -         7,556
      Prepaids                                             (16,005)            -
                                                        ----------     ---------

Net cash provided by (used in) continuing
   operating activities                                    (24,898)        7,556
Net cash provided by (used in) discontinued
   operating activities                                   (130,530)      237,209
                                                        ----------     ---------

Net cash provided by (used in) operating activities       (155,428)      244,765
                                                        ----------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of assets, net of cash               650,000             -
                                                        ----------     ---------

Net cash provided by continuing investing
   activities                                              650,000
Net cash used in discontinued investing
   activities                                              (21,116)      (41,217)
                                                        ----------     ---------

Net cash provided by (used in) investing
   activities                                              628,884       (41,217)
                                                        ----------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Repurchase of common stock                               (1,000)            -
                                                        ----------     ---------

Net cash used in continuing financing activities            (1,000)            -
Net cash provided by (used in) discontinued
   financing activities                                     82,612      (208,385)
                                                        ----------     ---------

Net cash provided by (used in) financing
   activities                                               81,612      (208,385)
                                                        ----------     ---------

Net increase (decrease) in cash and cash
   equivalents                                             555,068        (4,837)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 4,034         8,871
                                                        ----------     ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                   $ 559,102     $   4,034
                                                        ----------     ---------
                                                        ----------     ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Interest paid                                        $       -      $   6,005
                                                        ----------     ---------
                                                        ----------     ---------

   Income taxes paid                                    $       -      $   1,729
                                                        ----------     ---------
                                                        ----------     ---------

   The accompanying notes are an integral part of these financial statements.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION

     Warner Technologies, Inc. was incorporated in Nevada in 1988 and provided energy efficiency products and services in three principal areas: 1) turnkey lighting retrofits, 2) building automation & control systems, and 3) strategic energy planning services. These products and services were delivered to commercial, industrial, and institutional buildings through contracts with building owners and managers, as well as directly to utilities for their customers' benefit. Warner Technologies, Inc. was headquartered in Los Angeles and maintained regional offices in Boston and San Diego.

     Effective December 31, 1997, Warner Technologies, Inc. sold substantially all of its operations to its management and was subsequently renamed MGPX Ventures, Inc. (the "Company") on March 31, 1998 as more fully described in Note 3.

     The Company is currently operating as a "shell" corporation, has minimal operations, and is headquartered in Encino, California. The Company is in the process of identifying potential merger and acquisition candidates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     EARNINGS PER SHARE
     During the year ended June 30, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings per share are not presented for 1998 and 1997 because common stock equivalents are anti-dilutive.

     INCOME TAXES
     The Company accounts for income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required when it is less likely than not that the Company will be able to realize all or a portion of its deferred tax assets.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     ESTIMATES
     In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses included in the determination of net earnings from continuing operations and discontinued operations during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS
     Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation and relate primarily to the presentation of discontinued operations as more fully described in
     Note 3.

     CASH AND CASH EQUIVALENTS
     For purposes of the statements of cash flows the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     The FASB issued SFAS 130, "Reporting Comprehensive Income," which is effective for financial statements with fiscal years beginning after December 15, 1997. Earlier application is permitted. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS 130 to have a material impact, if any, on its financial position or results of operations.

     The FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. SFAS 131 requires a company to report certain information about its operating segments including factors used to identify the reportable segments and types of products and services from which each reportable segment derives its revenues. The Company does not anticipate any material change in the manner that it reports its segment information under this new pronouncement.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 3 - DISPOSAL OF OPERATIONS

     Effective December 31, 1997, Warner Technologies, Inc. sold substantially all of its net assets used in operations to management for $650,000. Net proceeds were approximately $585,000 after closing costs. As a condition of the transaction, management agreed to the cancellation of its stock options and the sale of their common shares to the Company for $1,000, representing more than a 25% reduction in beneficial control of common shares. As a result, the Company's operations through December 31, 1997 are reported as discontinued operations. The results from discontinued operations included total revenues of approximately $2,605,000 and $3,101,000 and net income from operations of approximately $35,000 and $90,000 for the years ended June 30, 1998 and 1997, respectively.

     Net assets sold to management and the resulting pretax gain were determined as follows:

          Current assets                                           $ 1,071,562
          Property, plant, and equipment                               103,170
          Other assets                                                   6,665
          Current liabilities                                         (788,563)
          Non-current liabilities                                      (15,406)
          Closing costs                                                (65,000)
                                                                   ------------
          Net assets sold                                              312,428
          Less cash received                                           650,000
                                                                   ------------
             PRETAX GAIN ON SALE OF ASSETS                         $   207,572
                                                                   ------------
                                                                   ------------

NOTE 4 - CONVERTIBLE PREFERRED STOCK

     On December 31, 1992, the Company issued 16,792 shares of Series B Convertible Preferred Stock at $30.00 per share and 100,752 Class B Warrants to purchase common stock at exercise prices between $3.00 and $5.00 per share in a private placement. Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 12 shares of Common Stock. If any holder converts and dividends are accrued and unpaid on the date of conversion, the Company is required to pay such dividends within 60 days. The Company has the right to convert Series B Preferred shares into 12 shares of Common Stock after December 31, 1994, if the closing bid price of the common stock on any ten consecutive business days equals or exceeds $4.00 per share, and all quarterly dividends prior to the date of conversion have been paid.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 4 - CONVERTIBLE PREFERRED STOCK (CONTINUED)

     Series B holders are entitled to receive a cumulative 6% per annum dividend payable quarterly. Series B shares and Class B Warrants are restricted from trading in accordance with governing SEC rules and regulations. Series B shareholders are entitled to preference upon liquidation equal to the stated value of $30.00 per share plus any accrued but unpaid dividends up to the time of liquidation, but have no voting rights unless the Company fails to make two consecutive dividend payments. In that case, Series B holders would have cumulative voting rights equal to three times the number of common shares into which their preferred shares may be converted.

     The Class B Warrants expired on December 31, 1995.

     By order of its Board of Directors, the Company deferred payment of the dividends payable for the quarters ended March 31, 1997 through June 30, 1998. At June 30, 1998, total cumulative unpaid dividends payable were $45,339.


NOTE 5 - STOCK OPTIONS

     From time to time, the Company may grant options to purchase common stock to employees, officers, directors, and consultants. The options generally have a two or three year exercise period, and have exercise prices set at or above the current market value of the common stock at the time the options are granted. The following table summarizes the Company's stock option transactions:

                                              Option            Exercise
                                              Shares             Prices
                                           -------------------------------
          Outstanding, June 30, 1996          942,232         $0.25 - 2.72
               Granted                        300,000         $       0.50
               Expired/canceled              (677,964)        $0.60 - 2.72
                                           ----------
          Outstanding, June 30, 1997          564,268         $0.25 - 0.88
               Expired/canceled              (564,268)        $0.25 - 0.88
                                           ----------
          OUTSTANDING, JUNE 30, 1998                -
                                           ----------
                                           ----------

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 5 - STOCK OPTIONS (CONTINUED)

     The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

                                                              For the Years Ended
                                                                    June 30,
                                                          ---------------------------
                                                              1998           1997
                                                          ------------    -----------
          Net income (loss) as reported                   $  (299,265)    $   28,065
          Net income (loss), pro forma                    $  (299,265)    $   13,905
          Basic earnings (loss) per share as reported     $     (0.18)    $     0.01
          Basic earnings (loss) per share, pro forma      $     (0.18)    $     0.01

     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before June 30, 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended June 30, 1997: dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 6%; and expected life of 3 years. The weighted-average per share fair value of options granted during the year ended June 30, 1997 was $0.08, and the weighted-average exercise price of options granted during the year ended June 30, 1997 was $0.50.

     The pro forma amounts shown for the year ended June 30, 1998 are equivalent to the reported amounts because there were no stock options granted during the year.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 6 - INCOME TAXES

     Significant components of the provision for taxes based on income for the years ended June 30 are as follows:

                                                   1998            1997
                                              ------------      -----------
          Current
             Federal                          $         -       $        -
             State                                    800            2,217
                                              ------------      -----------

                                                      800            2,217
                                              ------------      -----------
          Deferred
             Federal                              494,750           20,217
             State                                 12,122                -
                                              ------------      -----------

                                                  506,872           20,217
                                              ------------      -----------

                PROVISION FOR INCOME TAXES    $   507,672       $   22,434
                                              ------------      -----------
                                              ------------      -----------

     The provision for income taxes is allocated as follows:

                                                  1998              1997
                                              ------------      -----------
          Continuing operations               $       800       $        -
          Discontinued operations             $   506,872           22,434
                                              ------------      -----------

             PROVISION FOR INCOME TAXES       $   507,672       $   22,434
                                              ------------      -----------
                                              ------------      -----------

     A reconciliation of the provision for (benefit from) income tax expense with the expected income tax computed by applying the federal statutory income tax rate to income before provision for income taxes for the years ended June 30 is as follows:

                                                   1998             1997
                                                ----------       ----------
          Income tax provision computed at
             federal statutory tax rate            34.0%            34.0%
          Change in deferred income tax
             valuation reserve                    223.0                -
          State taxes, net of federal benefit       6.0              6.0
          Other                                     1.0              1.0
                                                ----------       ----------

             TOTAL                                264.0%            41.0%
                                                ----------       ----------
                                                ----------       ----------

     As of June 30, 1998, the Company had federal and state net operating loss carryforwards of approximately $1,340,000 and $130,000, respectively, which expire through 2005 and 2011, respectively.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 6 - INCOME TAXES (CONTINUED)

     Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of June 30, 1998 consisted of the following:

          Deferred tax assets (liabilities)
               Net operating loss carryforwards        $    469,654
               Other                                         (2,116)
                                                       ------------
                                                            467,538
          Valuation allowance                               467,538
                                                       ------------
                    NET DEFERRED TAX ASSET             $          -
                                                       ------------
                                                       ------------

     During the year ended June 30, 1998, the Company utilized approximately $217,000 of its federal net operating loss carryforwards.

                                  PART III

ITEM 1.  INDEX TO EXHIBITS

The following documents are filed as exhibits to this registration statement:

   Exhibit
     No.                                       Document Description
   -------    -----------------------------------------------------------------------------------------
(2)  CHARTER AND BY-LAWS

     2.1      Articles of incorporation of the Company, as amended to date

     2.2      By-laws of the Company

(3)  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

     3.1      Facsimile of Common Stock certificate of the Company

     3.2      Facsimile of Series B Preferred Stock certificate of the Company

     3.3      Certificate of Determination of Series B Preferred Stock of the Company

(6)  MATERIAL CONTRACTS

     6.1      Agreement for Sale and Purchase of Assets of a Business between the Company, as seller, and Thomas Hathaway and Joseph Ferrari, as buyers, dated February 16, 1998

     6.2      Consulting Agreement between the Company and Buddy Young, dated March 24, 1998

(27) FINANCIAL DATA SCHEDULE

     27.1     Financial Data Schedule


ITEM 2.  DESCRIPTION OF EXHIBITS

The Company has included as exhibits to this registration statement those documents described under exhibit numbers 2, 3 and 6 in Part III of Form 1-A and has labeled them accordingly in the Exhibits Index above. Other exhibits described in Part III of Form 1-A are not applicable. The Company has also included as an exhibit the Financial Data Schedule required by Item 601(b)(27) of Regulation S-B.

                                      SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 15, 1998                      MGPX VENTURES, INC.

                                        By: /s/Buddy Young
                                           -----------------------------
                                           Buddy Young, President and
                                           Chief Executive Officer




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